

December 9, 2014

Via E-mail
Gregory T. Barnum
Chief Financial Officer
Datalink Corporation
10050 Crosstown Circle, Suite 500
Eden Prairie, MN  55344

> **Re:** **Datalink Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 000-29758**

Dear Mr. Barnum:

We have reviewed your letter dated November 14, 2014, in connection with the above-referenced filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 3, 2014.

Note 1. Summary of Significant Accounting Policies

Net Earnings Per Share, page 52

1.    We have reviewed your response to prior comment 2.  Please address the following items:

- Your table on page 6 of your Form 10-Q for the quarter ended September 30, 2014 appears to indicate that the common shares of non-vested stock that are reducing the number of shares used in the computation of basic net earnings per share are restricted stock.  Please advise.  If true, please explain why in your Form 10-K, on page 67, the total number of restricted stock for each year presented is significantly different from the weighted average common shares of non-vested stock that are reducing the number of shares in your basic net earnings per share in the table on page 52.

- Please clarify if these nonvested restricted shares have dividend rights.
- Explain the difference between the non-vested restricted stock that is reducing the number of shares used in the computation of basic net earnings per share and the non-vested restricted stock that is being added to the number of shares used in the computation of diluted net earnings per share. In this regard, we note the table on page 6 in the Form 10-Q indicates that both of these line items are restricted stock that has not vested.
- Please provide us with your numerical calculation how you determined the amount of employee and non-employee director stock options used in your diluted net earnings per share calculation for the year ended December 31, 2013.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief